VERGE BREWING COMPANY, LLC

SUBSCRIPTION AGREEMENT

To: Verge Brewing, LLC
        1931 Poplar Dr.
        Cincinnati, OH 45140

From: _____
          (Full name of Subscriber)

Number of Series B or Series C Units requested: _____

Price per Unit: $100

Ownership Percentage per Unit: 0.004%

Total purchase price ($100 x number of Series B or Series C Units requested): $_____

(The minimum acceptable subscription is $100 for Series C Units and $10,000 for Series B Units.)

Once you have completed and signed this Subscription Agreement, including the Investor Questionnaire, please return the complete package to us with total purchase price made payable to "VERGE BREWING COMPANY, LLC," as soon as possible.

Exhibit A

SUBSCRIPTION AGREEMENT

1. **Subscription: Irrevocability: Certain Conditions**.

    (a)   The undersigned subscriber (the "Subscriber") hereby irrevocably subscribes for and agrees to purchase _____ Series B membership interests (the "Series B Units") or Series C membership interests (the "Series C Units") (collectively, the "Units") of VERGE BREWING COMPANY, LLC, an Ohio limited liability company ("Company"), for the total purchase price of $_____ (the "Purchase Price").

    (b)   The Subscriber acknowledges and agrees that, except as otherwise set forth in this Subscription Agreement, this subscription will become irrevocable at the time of its submission to Company and that this subscription may not be withdrawn by the Subscriber unless Company rejects this Subscription Agreement.

    (c)   The Subscriber acknowledges and agrees that this subscription may be accepted or rejected by Company, in whole or in part, in its sole and absolute discretion and that the Subscriber will be obligated, upon acceptance of this subscription by Company, to purchase the Units to the extent this subscription is accepted by Company.

    (d)   The Subscriber acknowledges and agrees that it is a condition to Company's acceptance of this subscription that the Subscriber execute and deliver with this Subscription Agreement.

2. **Payment of the Purchase Price; Delivery of the Units**.

    (a)   The Subscriber is delivering with this Subscription Agreement duly completed, together with payment for the Purchase Price, to Company.

    (b)   If Company determines to accept this subscription for less than all of the subscribed Units, Company will return to the Subscriber the portion of the Purchase Price, without interest or deduction, as exceeds $100 multiplied by the number of Units for which Company will accept this subscription. If Company determines to reject this subscription in whole, Company will return the full amount of the Purchase Price, without interest or deduction, to the Subscriber. The Subscriber acknowledges that it will have no right return of any of the Purchase Price unless and until Company determines to accept this subscription for less than all of the subscribed Units or to reject this subscription in whole. The portion of the Purchase Price which represents payment for Units which Company will issue to the Subscriber will be paid to Company.

3. **Representations. Warranties and Covenants of the Subscriber**. In order to induce Company to accept this subscription and to issue the Units to the Subscriber, the Subscriber hereby represents and warrants to, and covenants and agrees with, Company as follows:

    (a)   The Subscriber has received and carefully reviewed the the Operating Agreement and Confidential Risks Disclosure, and has relied only on the information contained therein. The Subscriber acknowledges that all documents, records and books of Company requested by the Subscriber have been made available for inspection by it and its purchaser representatives, attorneys, financial advisors and accountants. The Subscriber and its advisors had a reasonable opportunity to ask questions of and receive answers from the officers of Company concerning Company and the terms and conditions of the offering of the Units, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense by the Manager of Company, necessary to verify the accuracy of the information in these offering materials and other information provided by Company. All such questions have been answered to the full satisfaction of the Subscriber.

(b)   The Subscriber (i) has adequate means of providing for its current liabilities and possible contingencies, (ii) has no need for liquidity in connection with a purchase of the Units, (iii) is able to bear the economic risks associated with a purchase of the Units for an indefinite period, and has the capacity to protect its own interests in connection with a purchase of the Units, and (iv) can afford the complete loss of its Purchase Price for the Units.

(c)   The Subscriber is legally competent, 18 years or older and has full power and authority to acquire and hold its interest in the Company's Securities and to execute and deliver this document.

(d)   The Subscriber is eligible to invest under Regulation CF rules as either a non-accredited investor or as an accredited investor as defined in Rule 501(a) by the Securities Exchange Commission.

(e)   The Subscriber recognizes that a purchase of the Units involves a high degree of risk, including without limitation those risks factors set forth in the Confidential Risks Disclosure. The Subscriber has obtained, in the Subscriber's judgment, sufficient information relating to Company and its business to evaluate the merits and risks of this investment.

(f)   The Subscriber understands that (i) the offering of the Units has been registered or qualified under the Regulation CF SEC exemption, and the qualification provisions of its securities laws, which exemptions are based upon the limited nature of the offering or the eligibility or qualifications of the purchasers, (ii) the Units purchased by the Subscriber may be transferred by the Subscriber only if the sale or transfer is registered under the or an exemption from registration is available, (iii) Company is under no obligation to register any Units on the Subscriber's behalf or to assist the Subscriber in complying with any exemption from registration, and (iv) Company will rely upon the representations, warranties, covenants and agreements made by the Subscriber in this Subscription Agreement in order to establish the exemption from the registration provisions of Regulation CF and state securities laws.

(g)   The Units are being purchased solely for the Subscriber's own account and not for the account of any other person.

(h)   The Subscriber realizes that it may not be able to sell or dispose of the Units as there will be no public market for the Units in the foreseeable future.

(i)   The Subscriber understands that all forecasts provided by, or on behalf of, Company are based on various estimates and assumptions of Company and are subject to the limitations and qualifications set forth in such materials and described in the Confidential Risks and Disclosures.

(j)   The foregoing representations, warranties, covenants and agreements and all other information which the Subscriber has provided concerning the Subscriber and the Subscriber's financial condition are true and accurate as of the date hereof. If there is any materially adverse change in such information, representations, warranties, covenants or agreements, or they are not true and accurate as of the date of issuance of the Units to Subscriber, the Subscriber will give written notice of such fact to Company, specifying which information, representations, warranties, covenants or agreements are changed and the reasons therefor.

(k)   The Subscriber acknowledges that it learned of this investment opportunity without the use of general solicitation.

(l)   The Subscriber understands that neither the Securities and Exchange Commission nor any state securities commission or other state regulatory agency has made any finding or determination relating to the fairness for public investment of the Units to be purchased by Subscriber and that no such commission or agency has recommended or endorsed or will recommend or endorse the purchase of the Units.

4.   **Investment Intent; Restrictions on Transfers**.

(a)   The Subscriber represents and warrants to Company that the Subscriber is purchasing the Units for investment purposes only and not with a view to, or for resale in connection with, a distribution of the Units.

(b)   The Subscriber covenants and agrees not to sell, assign, transfer or otherwise dispose of the Units except in accordance with the Operating Agreement and in accordance with Regulation CF and applicable state securities laws. The Subscriber further acknowledges and agrees that this restriction on transfers is imposed in part to satisfy the requirements of exemptions from the registration provisions of Regulation CF and state securities laws and the transfer restrictions contained in the Operating Agreement are reasonable.

5.   **Indemnification**. The Subscriber will indemnify, defend and hold harmless Company and its officers, managers, members, agents, accountants, attorneys, affiliates, successors and assigns, from and against any actions, claims, demands, judgments, settlements, losses, damages, liabilities, costs or expenses (including without limitation reasonable attorneys' fees) arising out of or resulting from any inaccuracy in or breach of any of Subscriber's representations, warranties, covenants or agreements contained in this Subscription Agreement.

6.   **Miscellaneous**.

(a)   The Subscriber may not transfer or assign this Subscription Agreement, or any of the Subscriber's rights, duties or interests herein, to any other person or entity without the prior written consent of Company.

(b)   The Subscriber agrees that the Subscriber may not cancel, terminate or revoke this Subscription Agreement (except as otherwise specifically permitted under applicable securities laws or this Subscription Agreement), and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon the Subscriber's heirs, estate, legal representatives, permitted successors and assigns.

(c)   This Subscription Agreement and the documents described herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. This Subscription Agreement may be amended only by a writing executed by both of the parties hereto.

(d)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Ohio, regardless of the principles of conflicts of laws applied by any other jurisdiction.

(e)   Within five days after the receipt of a written request from Company, the Subscriber agrees to provide such information and to execute and deliver such documents as may be reasonably necessary to comply with any laws or regulations to which Company or may be subject.

(f)   The representations, warranties, covenants and agreements of the Subscriber set forth in this Subscription Agreement shall survive the sale of the Units to the Subscriber indefinitely.

(g)   Any pronoun used in this Subscription Agreement shall be deemed to cover all genders. The words "hereof,", "hereby," "herein," "hereunder" and the like refer to this Subscription Agreement as a whole and not to particular sections, paragraphs or clauses of this Subscription Agreement.

All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, certified or registered first-class mail, electronic mail, telecopier or courier guaranteeing overnight delivery: (i) if to the Subscriber, at the address on the attached signature page, or (ii) if to Company, at the following address: Pete Bender, 1931 Poplar Dr. Loveland OH 45140, pete@vergebrewing . com.

VERGE BREWING COMPANY, LLC

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

THE COMPANY:

Signed: /s/_____Pete Bender_____

Name: Pete Bender

Title: Owner, Manager

Address: 1931 Poplar Dr

              Loveland OH, 45140

[SIGNATURE PAGES]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date of the earliest date it signed by the Company and the applicable Purchaser.

PURCHASERS:

FOR INVESTOR

Signed: _____

Name: _____

Email & Phone: _____

Address: _____

_____

If **INDIVIDUAL:**

Date of Birth: _____

If **ENTITY:**

Company: _____

EIN: _____

Address: _____

_____

Shares Purchased: _____

Amount Invested: _____

<u>Check One</u>

Accredited Investor [___]

Unaccredited Investor [___]

[SIGNATURE PAGES]

EXHIBIT B

FORM C (SEE ATTACHED)

EXHIBIT C

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Regulation CF Offering on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit A of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit A of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

EXHIBIT D

Investor Perks Agreement

Investor Benefit Agreement

This Investor Benefit Agreement ("**Agreement**"), is effective as of _____ (the "**Effective Date**") by and between <u>Verge Brewing, LLC</u> ("Company"), an Ohio corporation, and the purchaser, _____ an individual ("**Investor**"). For good and valuable consideration the receipt and sufficiency of which the parties acknowledge, the parties hereby agree as follows:

1. **Investment Agreement**. On or before the Effective Date, Company and Investor entered into a: Equity Investment Agreement (the "**Investment Agreement**") pursuant to which Investor invested in accordance to the subscription agreement

2. **Investment Benefits**. By entering into the Investment Agreement, Company may offer Investor one or more of the following benefits as described in appendix A

3. **Term.** This Agreement, and all of the terms set forth in this Agreement, will terminate upon the termination date of the Investment Agreement.

4. **General Provisions.**
   a. **Governing Law.** This Agreement shall be governed by the laws of the State of Ohio, excluding its conflict of law provisions. For any disputes arising out of this Agreement, the parties consent to the personal and exclusive jurisdiction of, and venue in, the state and federal courts located in Ohio.

   b. **Severability.** If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

   c. **No Assignment.** This Agreement and Contractor's rights and obligations under this Agreement may not be assigned, delegated, or otherwise transferred, in whole or in part, by operation of law or otherwise, by Investor without Company's express prior written consent. Any attempted assignment, delegation, or transfer in violation of the foregoing will be null and void.

   d. **Notices.** Each party must deliver all notices, consents, and approvals required or permitted under this Agreement in writing to the other party at the address listed in the preamble by courier, by certified or registered mail (postage prepaid and return receipt requested), or by a nationally-recognized overnight carrier. Notice will be effective upon receipt or refusal of delivery. Each party may change its address for receipt of notice by giving notice of such change to the other party.

   e. **Waiver.** All waivers must be in writing and signed by the party waiving any rights. Any waiver of this Agreement on one occasion will not be deemed a waiver of any other provision or of such provision on any other occasion.

   f. **Entire Agreement; Amendments.** This Agreement is the final, complete, and exclusive agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior or contemporaneous communications and understandings between the parties. No modification of or amendment to this Agreement will be effective unless in writing and signed by the party to be charged.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

("COMPANY") Verge Brewing, LLC   **("INVESTOR")**

Signed: /s/ Pete Bender _____   Signed: _____

Name:_____Pete Bender_____   Name: _____

Address: 1931 Poplar Dr._____   Address: _____

_____Loveland, OH 45140_____   _____

Appendix A

Investment Benefits

The company is offering the following perks at specific levels of investments in their campaign.

Investment Levels:

Over $100: 3-sticker pack

$500: Pint Glass and 3-sticker pack

$1000: Pint Glass, Verge t-shirt, and 3 sticker pack

$5000: Pint Glass, Verge t-shirt, and $25 gift card

$10,000: Pint Glass, Verge t-shirt, $50 gift card

$20,000: Pint Glass, Verge T-shirt, $100 gift card

<u>EXHIBIT E</u>

OPERATING AGREEMENT
(starting next page)

LIMITED LIABILITY COMPANY AGREEMENT

OF

VERGE BREWING LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of Verge Brewing LLC, a Ohio limited liability company (the "Company"), is made and entered into effective as of July 31, 2019 (the "Effective Date"), and is by and among the Managers, as hereinafter defined, and the Members, as hereinafter defined, listed on Schedule A.

RECITALS:

A.   The Company was formed as a limited liability company under and pursuant to the Ohio Limited Liability Company Act by filing a Articles of Organization in the office of the Secretary of State for the State of Ohio on July 31, 2019 (the "Articles");

B.   The Members (as defined below) desire to set forth their rights and obligations in this Agreement;

NOW, THEREFORE, in consideration of the mutual promises, covenants and undertakings hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members hereto agree as follows:

I.

DEFINITIONS

I.1.   Definitions. As used herein the following terms shall have the indicated meanings. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, as the context requires.

(a)   "Act" means the Ohio Limited Liability Company Act, Ohio Code Chapter 1705 et seq. in effect on the date hereof and as may be hereafter amended.

(b)   "Affiliate" means, with respect to any specified Person, (i) any other Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person, (ii) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, of such Person, and (iii) any trust, family limited partnership, family limited liability company or other estate planning entity, the beneficiaries, partners or members of which are limited to such Person and such Person's spouse, lineal descendants and stepchildren. The term "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of at least 50% of the voting securities, by contract or otherwise.

(c)   "Articles" is defined in the Recitals.

(d)   "Bankruptcy" means, with respect to any Person, such Person's: (i) making an assignment for the benefit of creditors, (ii) filing a voluntary petition in bankruptcy, (iii) being adjudged bankrupt or insolvent, or having entered against such Person an order for relief, in any bankruptcy or insolvency proceeding, (iv) filing a petition or answer seeking for such Person any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, (v) filing an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Person in any proceeding of this nature, (vi) seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties, (vii) having commenced against it any proceeding seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, which proceeding is consented to by such Person or which is not dismissed within one hundred twenty (120) days after being commenced, or (viii) having a trustee, receiver or liquidator of such Person or of all or any substantial part of such Person's properties appointed without such Person's consent or acquiescence and such appointment is not vacated or stayed within ninety (90) days after such appointment, or the appointment is not vacated within ninety (90) days after the expiration of any such stay.

(e)   "Book Value" means the book value as shall be determined by the independent accountants then serving the Company, based upon accounting principles utilized by the Company, consistent with past practice and shall be increased by the Company's reasonable and good faith estimate of accounts receivable and decreased by accounts or amounts payable.

(f)   "Capital Account" means, with respect to any Member, the Capital Account established and maintained for such Member in accordance with the following provisions:

(i)   There shall be credited to each Member's Capital Account (A) such Member's Capital Contributions, (B) such Member's distributive share of Profits allocated to such Member pursuant to Section 4.1 hereof, (C) any items in the nature of income or gain which are specially allocated to such Member pursuant to Section 4.2 hereof and (D) the amount of any liabilities assumed by such Member or which are secured by any property of the Company distributed to such Member.

(ii)   There shall be debited to each Member's Capital Account (A) the amount of cash and the fair market value of any property of the Company distributed to such Member (net of liabilities that such Member is considered to assume or take subject to), (B) such Member's distributive share of Losses allocated to such Member pursuant to Section 4.1 hereof, (C) any items in the nature of expenses or losses which are specially allocated to such Member pursuant to Section 4.2 hereof and (D) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member or the Company.

(iii)   The Capital Account of each Member shall be adjusted to reflect the Gross Asset Value of the assets of the Company in accordance with Section 1.1(y) hereof;

(iv)   In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(v)   In determining the amount of any liability for purposes of subparagraphs (i) and (ii) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto are computed in order to comply with such Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to

<u>Section 9.3(a)</u> hereof upon the dissolution of the Company. The Managers also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(g) "<u>Capital Contribution</u>" means the amount of cash and the fair market value of any other property (net of liabilities secured by such property, which the Company is considered to assume) contributed by a Member to the capital of the Company. The Capital Contributions of the Members are set forth on <u>Schedule A</u>.

(h) "<u>Cash Flow</u>" means and includes all cash available for distribution to the Members as determined from time to time by the Managers in their sole discretion after paying expenses and any loans from Members, and providing reserves for such anticipated expenses as the Managers determine are necessary for the efficient and appropriate operation of the Company.

(i) "<u>Cause</u>" means any of the following: (i) willful or gross neglect of duties for which a Member has been engaged by the Company; (ii) committing fraud, misappropriation or embezzlement, breach of fiduciary duty in the performance of her duties for the Company or any other Person; (iii) indictment or other formal governmental criminal charge of a felony or other crime of moral turpitude; or (iv) willfully engaging in conduct materially injurious to the Company including engaging or owning an interest in any other business venture which might be competitive with the business of the Company.

(j) "<u>Class Pro Rata Portion</u>" means, with respect to a class of Units, a percentage equal to the quotient obtained by dividing (i) the aggregate number of the Units of such class that are held by a Unitholder, by (ii) the aggregate number of Units of such class then outstanding.

(k) "<u>Class A Member</u>" means a Person listed as a Class A Member on <u>Schedule A</u> to this Agreement, who owns one or more Class A Units and who is a party to this Agreement, and those additional Persons, if any, who become Class A Members after the date hereof in accordance with this Agreement.

(l) "<u>Class A Units</u>" means Units designated as Class A Units, including all the rights, privileges, preferences and obligations as are specifically provided for in this Agreement for Class A Units.

(m) "<u>Class B Member</u>" means a Person listed as a Class B Member on <u>Schedule A</u> to this Agreement, who owns Class B Units and who is a party to this Agreement, and those additional Persons, if any, who become Class B Members after the date hereof in accordance with this Agreement.

(n) "<u>Class B Units</u>" means Units designated as Class B Units, including all the rights, privileges, preferences, and obligations, including vesting, as are specifically provided for in this Agreement, the Incentive Plan, the Vesting Schedule, and the applicable Class B Unit Agreement for such Class B Units. Class B Units shall constitute Profits Only Units rather than capital interests in the Company for federal and state tax purposes. Therefore, notwithstanding any provisions of this Agreement to the contrary, no portion of the liquidation proceeds distributable in connection with the dissolution of the Company shall be payable with respect to Class B Units unless such liquidation proceeds exceed the fair market value of the Company as of the date of the issuance of such Class B Units. As a result, if immediately after the date of any such issuance, the Company were to sell all its assets for fair market value and then liquidate and dissolve, the holder of such Class B Units would not be entitled to receive any distribution with respect to such Class B Units. Further, Class B Units will not have voting rights in the Company.

(o) "Class B Unit Agreement" means, an agreement between a Member and the Company evidencing an award of Class B Units.

(p) "Code" means the Internal Revenue Code of 1986, as amended, or any successor provision of law.

(q) "Company Minimum Gain" has the meaning ascribed to the term "partnership minimum gain" in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

(r) "Company Nonrecourse Deductions" has the meaning ascribed to the term "nonrecourse deductions" in Section 1.704-2(b)(1) of the Regulations.

(s) "Covered Person" is defined in Section 5.5(a).

(t) "Depreciation" means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost-recovery deduction allowable with respect to an asset for such year or period, except that if the Gross Asset Value of any asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost-recovery deduction for such fiscal year or period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such fiscal year or period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method determined by the Managers.

(u) "Excess Deficit Balance" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year or other period, after giving effect to the following adjustments:

(i) The Capital Account shall be increased by any amounts that such Member is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to penultimate sentences of Regulations Section 1.704-2(g)(1) and of Regulations Section 1.704-2(i)(5); and

(ii) The Capital Account shall be decreased by the items described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Excess Deficit Balance is intended to comply with the provisions of Regulations Section 1.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(v) "Expulsion" means (1) the removal for Cause of a Member by unanimous vote of the Remaining Members (meaning set forth in Section 8.9(a)); or (2) the removal without Cause of a Member by the Managers.

(w) "Gross Asset Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company will be the gross fair market value of such asset, as determined by the contributing Member and the Managers;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective fair market values (as determined in good faith by the Manager), in accordance with the rules set forth in Regulations Section 1.704(b)(2)(iv)(f), except as otherwise provided

18

herein, immediately prior to: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (B) the acquisition of an additional interest (other than a *de minimis* interest) in the Company by an existing Member or a new Member as consideration for the provision of services to or for the benefit of the Company; (C) the distribution by the Company to a Member of more than a *de minimis* amount of property of the Company as consideration for an interest in the Company; (D) the grant by the Company of a noncompensatory option (other than an option for a *de minimis* interest in the Company) and (E) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (A), (B), (C) and (D) shall be made only if the Managers determine in their sole discretion that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii)   the Gross Asset Value of any Company asset distributed to any Member will be the gross fair market value of such asset on the date of distribution as determined by the Managers in their sole and absolute discretion; and

(iv)   the Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted tax bases of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Section 4.2(g) hereof and are not otherwise taken into account under this Section 1.1(w).

(x)   "Incentive Plan" means, an equity incentive plan of the Company approved by the Managers (as amended from time to time).

(y)   "IPO" means any sale of equity securities of the Company (or a successor thereto) to the public pursuant to an effective registration statement under the Securities Act or to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 adopted under the Securities Act (or any similar rule then in force).

(z)   "Losses" is defined in Section 5.5(f).

(aa)   "Managers" means the Managers elected pursuant to Section 5.1(a).

(bb)   "Majority Interest" means that number of Class A Units that, in the aggregate, exceed fifty percent (50%) of the aggregate of all Class A Units.

(cc)   "Member Nonrecourse Debt" has the meaning ascribed to the term "partner nonrecourse debt" in Regulations Section 1.704-2(b)(4).

(dd)   "Member Nonrecourse Debt Minimum Gain" has the meaning ascribed to "partner nonrecourse minimum gain" in Regulations Section 1.704-2(i)(2).

(ee)   "Member Nonrecourse Deductions" has the meaning ascribed to the term "partner nonrecourse deductions" in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(ff)   "Members" means, effective as of the date first above written, those persons listed on Schedule A, attached hereto and made a part hereof, including the Class A Members and Class B Members, and such other Persons who may be admitted to the Company, sometimes referred to individually as "Member." A Member shall have all rights conferred upon a "member" under the Act, as modified by this Agreement.

(gg) "Membership Interest" for any Member means the percentage of such Member's ownership interest in the Company based on the number of outstanding Class A Units and Class B Units held by such Member as compared to the total number of outstanding Class A Units and Class B Units.

(hh) "Modified Capital Account" means with respect to any Member, such Member's Capital Account (taking into account all Capital Contributions made by such Member and distributions made to such Member), increased by the sum of (i) such Member's share of Company Minimum Gain and (ii) such Member's share of Member Nonrecourse Debt Minimum Gain.

(ii) "Officers" means any officer who may be designated from time to time by the Managers to manage the affairs of the Company pursuant to the provisions of this Agreement.

(jj) "Participation Threshold" means, with respect to a Class B Unit, the fair market value of the Company at the date of the grant of such Class B Unit. The Participation Threshold for any Class B Unit shall be set to cause the liquidation value thereof to equal zero, in order that such Class B Unit will constitute a Profits Only Unit, and the provisions of this Agreement related to Participation Thresholds shall be interpreted and applied accordingly.

(kk) "Permitted Transferee" is defined in Section 8.2.

(ll) "Person" means any individual, sole proprietorship, partnership, corporation, limited liability company, unincorporated society or association, venture, trust, estate or other entity.

(mm) "Profits" and "Losses" mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(ii) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses hereunder shall be subtracted from such taxable income or loss;

(iii) gain or loss resulting from any disposition of Company property reflected in the Capital Account of any Member at a Gross Asset Value that is different from its adjusted tax basis shall be computed by reference to such Gross Asset Value;

(iv) those items specially allocated under Section 4.2 shall not be taken into account in determining Profits and Losses;

(v) in the event the Company is required to adjust the Gross Asset Value of any item of Company property, the difference between the Gross Asset Value of such property and its adjusted tax basis shall be treated as an item of gain or loss, as the case may be, for purposes of computing Profits and Losses;

(vi)   in lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year or period; and

(vii)   to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's economic rights, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses.

(nn)   "Profits Only Units" means Units that are "profits interests" in the Company only and are not, as of the date of issuance, capital interests in the Company for federal and state income tax purposes. The Profits Only Units have been intentionally designed and structured to comply with Revenue Procedure 93-27, Revenue Procedure 2001-43 and Proposed Regulation 1.83-3 and qualify as a profits interest (not a capital interest) for federal and state income tax purposes, so that the recipient of Profits Only Units shall not be treated as realizing income for such purposes upon the receipt of such interests and so that neither the Company nor any Member shall be entitled to any deduction (either immediately or through depreciation or amortization) by reason of such issuance. In addition, the parties acknowledge and agree that upon the issuance of any Profits Only Units, the initial Capital Account of the holder in respect of such Profits Only Units shall be zero, and that, notwithstanding any provisions of this Agreement to the contrary, no portion of the liquidation proceeds distributable in connection with the dissolution of the Company shall be payable with respect to Profits Only Units unless such liquidation proceeds exceed the fair market value of the Company as of the date of the issuance of such Profits Only Units. As a result, if immediately after the date of any such issuance, the Company were to sell all its assets for fair market value and then liquidate and dissolve, the holder of such Profits Only Units would not be entitled to receive any distribution with respect to such Profits Only Unit.

(oo)   "Recoupment" shall be deemed to exist when the Unreturned Class A Capital Contributions Balances have been reduced to zero.

(pp)   "Regulations" means United States Treasury Department regulations, temporary regulations and proposed regulations promulgated under the Code from time to time.

(qq)   "Securities Act" means the Securities Act of 1933, as amended.

(rr)   "Sale of the Company" means the sale of the Company, whether by sale of more than 50% of the issued and outstanding Units (including up to 100% of the Units) or other equity interests of the Company, or whether by a sale of substantially all of the assets, or whether by a merger, reorganization or otherwise, in each case in a bona fide, arms-length transaction, but does not include an IPO.

(ss)   "Target Balance" means for any Member as of any date, the hypothetical amount that would be distributable to such Member on such date if (i) all the assets of the Company (including, without limitation, intangible assets such as goodwill) were sold for cash equal to their respective Gross Asset Values as of such date, (ii) all liabilities of the Company were paid in full (except that in the case of a nonrecourse liability, such payment would be limited to the Gross Asset Value of the asset or assets securing such liability), and (iii) all remaining cash were distributed to the Members pursuant to Section 9.3(a) hereof.

(tt)   "Transfer" means any transfer (including, without limitation, a transfer by will or intestate distribution), alienation, gift, sale, assignment, pledge, hypothecation, encumbrance, disposition or granting of, or attempt to grant, a security interest, lien or similar encumbrance of all or any part of a Unit in the Company, whether voluntarily or involuntarily, whether for or without consideration, and includes a transfer by operation of law, transfer incident to divorce, Bankruptcy, foreclosure, judicial sale or otherwise.

(uu)   "Units" represent the denomination for a Member's Membership Interest in the Company and have been designated as Class A Units and Class B Units and shall constitute limited liability company interests under the Act.

(vv)   "Unreturned Class A Capital Contributions Balance" means, as of a determination date: (a) the aggregate funded Capital Contributions of the Class A Members on such determination date, less (b) all distributions previously made to Class A Members under Sections 4.5(a)(i), 4.5(b), and 9.3(a)(iii).

(ww)   "Unvested Unit" means, on any date of determination, any Class B Unit held by a Member that is not a Vested Unit. Unvested Units shall be treated as issued and outstanding Units for purposes of Sections 4.1- 4.4, inclusive and Section 4.5(b), but not for any other purpose of this Agreement.

(xx)   "Vested Unit" means, on any date of determination, any Class B Units held by a Member that is "vested" in accordance with the Class B Unit Agreement applicable to such Incentive Unit or as set forth on Schedule A to this Agreement. Except as otherwise may be provided in this Agreement, Vested Units are treated as issued and outstanding Units for all purposes.

(yy)   "Vesting Schedule" is defined in Schedule A.

(zz)   "Voting Units" means the Class A Units.

I.2.   Other Definitions. Other terms are defined in the Sections of this Agreement. Any terms with their initial letters capitalized and not otherwise defined herein shall have the meaning set forth in the Act.

II.

ORGANIZATION

II.1.   Organization. On July 31, 2019, the Company was formed as an Ohio limited liability company by the filing of the Articles.

II.2.   Name. The name of the Company is Verge Brewing LLC. Company business must be conducted in such name or such other names that comply with applicable law as the Managers may select from time to time.

II.3.   Registered Office; Registered Agent. The registered office of the Company in the State of Ohio will be the initial registered office designated in the Articles or such other office (which need not be a place of business of the Company) as the Managers may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Ohio will be the initial registered agent designated in the Articles, or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company will be at such location as the Managers may designate from time to time, which need not be in the State of Ohio. The Company may have such other offices as the Managers determine appropriate.

II.4.   Purpose; Powers. The purpose of the Company is to engage in any lawful business or activity permitted under the Act. The Company will have all powers permitted to be exercised by a limited liability company organized in the State of Ohio.

II.5.   Term. The Company commenced on the date the Articles was filed with the Secretary of State of the State of Ohio, and will continue in existence until terminated pursuant to this Agreement.

II.6.   Liability to Third Parties. No Member will have any personal liability for any obligations or liabilities of the Company solely on account of such Person being a Member, whether such liabilities arise in contract, tort or otherwise, except to the extent that any such liabilities or obligations are expressly assumed in writing by such Member.

III.

MEMBERS; CAPITAL STRUCTURE AND CONTRIBUTIONS

III.1.   Members. The names, addresses, Capital Contributions, Class A Units, Class B Units, and Membership Interests of the Members are set forth on Schedule A attached hereto and incorporated herein. The Managers are hereby authorized to complete or amend Schedule A to accurately reflect, without limitation, the admission of additional Members, the withdrawal or expulsion of any Member, the change of address of any Member, the Capital Contributions of any Member, the Membership Interest or Units of any Member and any other information called for by Schedule A.

III.2.   Capital Structure.

(a)   General. The Company is authorized to issue an unlimited number of Units and the Managers are expressly authorized, by resolution or resolutions, to create and to issue, out of authorized but unissued Units, different classes, groups or series of Units and fix for each such class, group or series such voting powers, full or limited or no voting powers, and such distinctive designations, preferences and relative participating, optional or other special rights and qualifications, limitations or restrictions as determined by the Managers. The Managers shall have the authority to issue such number of Units of any class, series or tranche pursuant to the preceding sentence as the Managers shall from time to time determine. The Company is authorized to issue options or warrants to purchase Units, restricted Units, Unit appreciation rights, phantom Units, and other securities convertible, exchangeable or exercisable for Units, on such terms as may be determined by the Managers. In connection with the creation and issuance of any Units as described in this Section 3.2, the Managers shall have the right to amend this Agreement.

(b)   Class A Units. The Class A Units shall have such rights to allocations and distributions as may be authorized and set forth under this Agreement. The relative rights, powers, preferences, duties, liabilities and obligations of holders of the Class A Units shall be as set forth herein. Each holder of Class A Units shall be entitled to vote, in person or by proxy, pro rata in accordance with such holder's percentage ownership interest of all issued and outstanding Class A Units, on all matters upon which Members have the right to vote as set forth in this Agreement and provided under the Act.

(c)   Class B Units. The Managers may adopt an Incentive Plan to provide for the issuance and terms of Class B Units in order to provide equity incentive compensation to selected Directors, executives and other service providers of the Company, its subsidiaries and its Affiliates, with such terms, conditions, rights and obligations, including vesting, forfeiture and repurchase, and Participation Thresholds, as may be determined by the Managers in their sole discretion and as set forth herein, in such Incentive Plan, and in the related Class B Unit Agreements pursuant to which any such Class B Units may be awarded. No holder of Class B Units shall be entitled to vote on any matter upon which Members have the right to vote as set forth in this Agreement and provided under the Act. Notwithstanding any provision of this Agreement to the contrary, the number of issued and outstanding Class B Units may not, in the aggregate, exceed twenty five percent (25%) of the issued and outstanding Units in the Company.

III.3.   Issuance of Additional Units. Without limiting Section 3.2(a), the Company is authorized to issue Units to any Person at such prices per Unit as may be determined in good faith by the Managers and in exchange for such Capital Contribution(s) as may be determined by the Managers. As a condition to being admitted as a Member of the Company, any Person must agree to be bound by the terms of this Agreement by executing and delivering a counterpart signature page to this Agreement.

III.4.   Capital Contributions by New Members. New Members will make any Capital Contribution required by the Managers pursuant to Section 3.3 above.

III.5.   Member Loans. Members may make loans to the Company on terms approved by the Managers. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account.

III.6.   No Return of Contributions. A Member is not entitled to the return of any part of his, her or its Capital Contributions or to be paid interest in respect of either such Member's Capital Account or Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of the other Members.

III.7.   No Withdrawal. Except with the consent of the Managers or as otherwise set forth in this Agreement, or, with respect to Class B Units in the corresponding Incentive Plan or Class B Unit Agreement, the Company shall not redeem or repurchase any Member's Units and no Member shall have the right to withdraw from the Company prior to the Company's liquidation and termination pursuant to Article IX hereof. In the event of a Manager-approved withdrawal of any Class A Member, the Company may, at its option, repurchase all of the withdrawing Member's Class A Units (a "Withdrawal Repurchase"). The price of the Units for any Withdrawal Repurchase will be the Book Value of the Class A Units at the effective date of such Class A Member's withdrawal. Notwithstanding anything in this Agreement to the contrary (including Section 3.6 herein), upon the withdrawal of a Class A Member, such withdrawing Member's Unreturned Class A Capital Contributions Balance will be returned to the withdrawing Member within 180 days of the effective date of the Member's withdrawal from the Company.

III.8.   Capital Account Deficits. There shall be no obligation to restore any deficit balance in any Member's Capital Account.

III.9.   Member's Death. The death of any Member shall not cause the dissolution of the Company. In such event, the Company shall be continued by the remaining Member(s) and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; provided, that within a reasonable time after such Transfer, the transferees shall sign a counterpart signature page to this Agreement; subject, in all cases, to any repurchase rights set forth herein.

III.10.   Preemptive Rights

(a)   If the Managers authorize the issuance or sale of any additional Units of the Company, then the Company will, at least fifteen (15) days prior to such issuance or sale, notify each

Class A and Class B Member (the "Participating Members") in writing of the material terms relating to the proposed issuance or sale (to the extent then known).

(b)   Each Participating Member may elect to purchase up to such Participating Member's pro rata portion (calculated by dividing the number of Class A and Class B Units held by each Participating Member by the Class A and Class B Units held by all Participating Members) of the Units to be issued in the issuance or sale at the same price and on the terms identified in the notice.

(c)   The election of any such Participating Member must be made in writing and delivered to the Company within seven (7) days after receipt by such Participating Member of the notice from the Company provided under this Section 3.10. If after notifying such Participating Member, the Company elects not to proceed with the issuance or sale, any elections made by the Participating Members shall be deemed rescinded.

(d)   Upon the expiration of the offering periods described above, the Company shall be entitled to sell such Units which the Participating Members have not elected to purchase during the one hundred eighty (180) days following such expiration on terms and conditions no more favorable to the purchasers thereof than those offered to the Participating Members pursuant to this Section 3.10. Any Units offered or sold by the Company after such one hundred eighty (180) day period must be re-offered to the Participating Members pursuant to this Section 3.10.

(e)   Notwithstanding anything to the contrary set forth in this Section 3.10, if the Managers determine that compliance with the time periods described in this Section 3.10 would not be in the best interests of the Company and its Affiliates because of the liquidity needs of the Company and its Affiliates, then, in lieu of offering any Units to the Participating Members at the time such Units are otherwise being issued or sold, the Company may comply with the provisions of this Section 3.10 by making an offer to sell to the Participating Members their pro rata portion of such securities promptly, and in no event later than ten (10) days, after a sale to any Person is consummated. In such event, for all purposes of this Section 3.10, each Member's pro rata portion shall be determined taking into consideration the actual number of securities sold so as to achieve the same economic effect as if such offer would have been made prior to such sale.

(f)   The provisions of this Section 3.10 shall terminate upon the earlier to occur of the consummation of (i) a Sale of the Company, or (ii) an IPO.

(g)   The rights of the Participating Members under this Section 3.10 shall not apply to: (i) Units issued as a dividend to holders of Units or upon any subdivision or combination of Units, (ii) any securities issued pursuant to the acquisition of another entity by the Company by merger (whereby the Company owns no less than fifty-one percent (51%) of the voting power of such Company) or purchase of substantially all of such entity's stock or assets, (iii) any securities issued in connection with a strategic partnership, joint venture or other similar agreement, (iv) any warrants to purchase Units issued in connection with a bank loan or lease with a financial institution or the issuance of Units upon the exercise of any such warrant, (v) the issuance of any Units to employees or consultants or vendors to in consideration of services rendered or as incentive compensation, (vi) or the issuance of any Class B Units.

III.11.   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions to the Company.

III.12.   Admission of New Members:

(a) The Managers shall have the authority to admit new Members.

(b) No Person shall be admitted as a new Member of the Company unless (i) such Person duly and validly agrees in writing in form and in substance satisfactory to the Company (a form of which is attached hereto as Schedule B) to be bound by the terms and conditions of this Agreement and (ii) either (A) the Managers have voted to approve the admission of such Person as a new Member or (B) the Transfer to such person of Units is a Transfer permitted by this Article VIII.

(c) Upon the admission of a new Member in accordance with the Act and this Agreement, there shall be a special closing of the Company's books solely for the purpose of determining the value of the Company on such date by whatever method the Managers, in its sole and absolute discretion, considers reasonable, and the Capital Accounts of the existing Members shall be adjusted accordingly. Concurrently with such adjustment, the new Member shall pay to the Company such Member's Capital Contribution, the Managers shall establish a Capital Account which shall be credited with the Capital Contribution of the new Member, and the Members' Units and Schedule A shall be adjusted accordingly.

IV.

ALLOCATIONS AND DISTRIBUTIONS

IV.1.   Allocations. After giving effect to the special allocation provisions of Section 4.2 hereof, Profits and Losses for any year or other period (and, if necessary, items of gross income, gain, loss and deduction of the Company) shall be allocated to the Members in such a manner as to cause the balances in the Modified Capital Accounts of the Members to as nearly as possible equal their respective Target Balances.

IV.2.   Special Allocations.

(a)   Company Minimum Gain. Notwithstanding any other provision of this Section 4.2, and except as provided in Regulations Sections 1.704-2(f)(2), (3), (4) and (5), if there is a net decrease in Company Minimum Gain during any fiscal year or other period, each Member shall be specially allocated items of Company income and gain for such fiscal year or period (and, if necessary, subsequent fiscal years and periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). A Member's share of the net decrease in Company Minimum Gain shall be determined in accordance with Regulations Section 1.704-2(g)(1). This Section 4.2(a) is intended to comply with the "minimum gain chargeback" requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Debt Minimum Gain. Notwithstanding any other provision of this Section 4.2 except Section 4.2(a), and subject to the exception in Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain, including gross income, for such fiscal year or other period (and, if necessary, subsequent fiscal years and periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain, determined in accordance with Regulations Section 1.704-2(i)(4). This Section 4.2(b) is intended to comply with the "minimum gain chargeback" requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) which results in or increases an Excess Deficit Balance for the Member, items of Company income and gain, including gross income, shall be specially allocated to each such Member in an amount and manner sufficient to eliminate the Excess Deficit Balance of such Member as quickly as possible; provided, however, an allocation pursuant to this <u>Section 4.2(c)</u> shall be made if an only to the extent that such Member would have an Excess Deficit Balance after all other allocations provided for in this <u>Section 4.2</u> have been tentatively made as if this <u>Section 4.2(c)</u> were not in this Agreement. This <u>Section 4.2(c)</u> is intended to comply with the "qualified income offset" requirement of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d) <u>Gross Income Allocation</u>. If any Member would otherwise have Excess Deficit Balance as of the last day of any fiscal year or other period, then items of income and gain of the Company shall be specially allocated to such Member so as to eliminate such excess as quickly as possible; provided, however, an allocation pursuant to this <u>Section 4.2(d)</u> shall be made only if and to the extent that such Member would have an Excess Deficit Balance after all other allocations provided for in this <u>Section 4.2</u> have been made as if <u>Section 4.2(c)</u> and this <u>Section 4.2(d)</u> were not in this Agreement.

(e) <u>Company Nonrecourse Deductions</u>. Company Nonrecourse Deductions for any year or other period shall be allocated among the Members in accordance with the Regulations.

(f) <u>Member Nonrecourse Deductions</u>. Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) <u>Section 754 Adjustment</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 743(b) or Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his, her or its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant such applicable Section of the Regulations.

(h) <u>Curative Allocations</u>. The allocation set forth in subparagraphs (a) through (g) of this <u>Section 4.2</u> ("<u>Regulatory Allocations</u>") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this <u>Section 4.2(h)</u>. Therefore, notwithstanding any other provision of this <u>Article IV</u>, the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to this <u>Article IV</u> (other than Regulatory Allocations).

IV.3. <u>Miscellaneous Allocations Rules</u>. For purposes of <u>Sections 4.1</u> and <u>4.2</u> hereof, the following rules shall apply:

(a) <u>Insufficient Profits or Losses</u>. If there are insufficient Profits or Losses to allocate to the Members pursuant to <u>Section 4.1</u> to make the entire allocation specified therein, the Profit or Loss available to be allocated among the Members (or items thereof) pursuant to such Section shall be allocated in proportion to the amounts thereof that would have been allocated to each Member pursuant to such Section if there had been sufficient amounts thereof to satisfy fully the requirements of such subparagraph with respect to every Member.

(b)   Additional Members. In the event additional Members are admitted to the Company on different dates during any year or other period, Profits or Losses, as the case may be, allocated to the Members for each such year or other period shall be allocated among the Members in accordance with Code Section 706, using any convention permitted by law and selected by the Managers.

(c)   Allocation Conventions. For purposes of determining Profits or Losses or any other items allocable to any period, the same shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Regulations thereunder as selected by the Managers. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share underlying Profits or Losses.

IV.4.   Tax Allocations.

(a)   In General. Except as otherwise provided in this Agreement, all items of Company income, gain, loss and deduction for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under this Article IV.

(b)   Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Gross Asset Value. In the event the Gross Asset Value of any asset of the Company is adjusted pursuant to the definition of such term, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Allocations pursuant to this Section 4.4(b) are solely for purposes of federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

IV.5.   Distributions.

(a)   General. Subject to the provisions of the Act, and except as provided in Section 4.5(b), Cash Flow, if any, shall be distributed to the Members at such times as determined by the Managers as follows: (i) first, until Recoupment shall exist, to the Members who have an Unreturned Class A Capital Contributions Balance, pro rata, in accordance with their respective Unreturned Class A Capital Contribution Balances; and (ii) at any time Recoupment exists, to all Members pro rata, in accordance with their Membership Interest.

(b)   Tax Distributions. To the extent funds are available to the Company as determined in the sole and absolute discretion of the Managers, the Managers shall cause the Company to make distributions to the Members to enable the Members to pay federal, state and local income taxes attributable to their Units (including quarterly tax distributions for estimated tax payments). All such distributions (i) shall be made to the Members based upon an assumed total tax rate equal to highest maximum combined marginal federal, state and local income tax rates to which any Member may be subject taking into account the deductibility of state and local income taxes for federal income tax purposes, and (ii) shall be made to the Members based upon their relative shares of the Company's taxable income for the period. Any amounts distributed to a Member pursuant to this Section 4.5(b) shall be treated as an advance against, and shall reduce dollar for dollar, any other distributions to which such Member would be entitled under this Agreement, so that the cumulative amount distributed to each Member will be the same as such

Member would have received if no distributions had been made pursuant to this Section 4.5(b). Notwithstanding the foregoing, in the case of a tax distribution hereunder to a Member which is attributable to a special allocation of items of income and gain in accordance with Code Section 704(c), a corresponding distribution shall be made to all other Members so that such tax distribution and such corresponding distributions are, in the aggregate, shared by the Members in proportion to their relative interests in Cash Flow as described in Section 4.5(a).

(c)   Participation Thresholds. Notwithstanding anything to the contrary in this Agreement, the Managers, in their sole and absolute discretion, shall be authorized to establish a Participation Threshold with respect to Class B Units issued to any Member. Such Participation Threshold shall be the fair market value of the Company at the date of grant of such Class B Units. Pursuant to each such Participation Threshold, (i) such Member shall be entitled to participate in distributions in respect of such Class B Units pursuant to Section 9.3(a) only if the cumulative amount distributed to Members (other than such Member holding the Class B Units to which the Participation Threshold applies) pursuant to Section 9.3(a) after the issuance of such Class B Units equals the Participation Threshold applicable to such Class B Units, and (ii) the distributions that such Member holding the Class B Units would have received in respect of such Class B Units but for the preceding clause (i) shall be distributed to the Members pursuant to Section 9.3(a), as applicable, subject to the provisions of this Section 4.5(c).

(d)   Class B Units. Notwithstanding anything to the contrary in this Agreement, any Unvested Units shall not be entitled to any distributions hereunder other than tax distributions pursuant to Section 4.5(b), and such distributions shall instead be allocated to the other Members.

(e)   Withholding; Set-off. Notwithstanding anything to the contrary in this Agreement, the Company may withhold from any distribution to any Member, including distributions in connection with the liquidation of the Company, (i) such amount as may be required to be withheld therefrom pursuant to the Code or any other applicable federal, state, local or foreign law, and (ii) any amounts then owed by such Member to the Company, and in each case, any amount so withheld shall be treated as a distribution to such Member for purposes of this Agreement.

(f)   Distributions in Kind. Except as otherwise specifically provided in this Agreement, distributions to the Members, when made, will be made in cash or in securities or other non-cash property held by the Company, or in any combination thereof, as determined by the Managers, in their sole and absolute discretion. In the event of any distribution which consists of or includes non-cash property, (i) the Managers shall ascertain the fair market value of such property, as determined in good faith by the Managers, (ii) the Capital Accounts of the Members shall be charged or credited, as the case may be, as if such property had been sold at such fair market value, and (iii) the net gain or net loss realized thereby had been allocated to and among the Members in accordance this Agreement.

(g)   Distributions Upon a Sale of the Company. Notwithstanding any other provision of this Section 4.5, in the event of a Sale of the Company that results in the sale of Units, each Member shall receive in exchange for the equity securities held by such Member included in such Sale of the Company the same portion of the aggregate consideration from such Sale of the Company that such Member would have received if such aggregate consideration had been distributed by the Company pursuant to the terms of Section 9.3 (but assuming, for purposes of this determination, that the Units sold in the Sale of the Company are the only Units outstanding). Each holder of equity securities shall take all necessary or desirable actions (as determined by the Managers) in connection with the distribution of the aggregate consideration from such Sale of the Company.

(h)   <u>Distribution Withholding</u>. Notwithstanding anything to the contrary in this Agreement, the Company may withhold from any distribution to any Member, including distributions in connection with the liquidation of the Company, (i) such amount as may be required to be withheld related to such distributions or any sale or exchange of any Units by such Member pursuant to the Code or any other applicable federal, state, local or foreign law, and (ii) any amounts then owed by such Member to the Company, and in each case, any amount so withheld shall be treated as a distribution to such Member for purposes of this Agreement.

V.

MANAGEMENT AND OPERATION

V.1.   <u>Management</u>.

<u>Managers</u>. The Company shall be managed by a Board of Managers ("Manager") made up of Nine (9) individuals. Each Class A Member shall appoint an equal number of individuals to the Board, and any remaining seats shall be filled by a simple majority of the Class A Members. For example, if there are Two (2) Class A Members, each Class A Member shall appoint Four (4) seats, and the Ninth (9th) seat shall be appointed by unanimous decision of the Class A Members; if there are Three (3) Class A Members, each Class A Member shall appoint Three (3) seats; if there are Four (4) Class A Members, each Class A Member shall appoint Two (2) seats, and the Ninth (9th) seat shall be appointed by simple majority of the Class A Members;

The Manager shall be responsible for directing, managing and controlling the business activities of the Company. Except for situations (a) in which the approval of the Members is expressly required by non-waivable provisions of applicable law, and (b) where the authority to make decisions on behalf of the Company is specifically reserved to Members under this Agreement, the Managers shall have full and complete authority, power and discretion to make all decisions on behalf of the Company, to manage, direct and control the business, affairs and the properties of the Company, to make all decisions of the Company under this Agreement, and to perform any and all other acts or activities customary or incident to the management of the Company's business, all without the consent of the Members. All decisions of the Managers shall be made by a simple majority of the Board of Managers. A member of the Board of Managers shall hold office until his or her removal, death, dissolution or resignation.

(a)   <u>Removal.</u> The Members hereby covenant and agree (i) not to designate or participate in the designation of any Manager designee who, to the Members' knowledge, is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) of the Securities Act (collectively, the "Disqualification Events"); and (ii) that in the event the Members become aware that any individual previously designated as a Manager by the Members is or has becomes subject to any of the Disqualification Events, the Members shall as promptly as practicable take such actions as are necessary to amend this Agreement (unanimously) to remove such Manager and designate a replacement designee who is not subject to any of the Disqualification Events.

(b)   <u>Other Activities</u>. The Managers shall devote so much time and attention to the business of the Company as they deem appropriate in their sole discretion. Nothing contained in this Agreement shall prevent any Manager from engaging in any other activities or businesses, provided that such other activities or businesses may not be similar to or competitive with the Company. None of the Managers shall be obligated to account to the Company or to the Members for any profits or income earned or derived from other such activities or businesses.

(c)   <u>Vacancies</u>. Any vacancy occurring for any reason with respect to seat on the Board of Managers shall be filled by Class A Member(s) and in the same manner as the seat was originally filled.

(d)   <u>Regular Meetings</u>. Regular meetings of the Managers may be held without notice at such time and place as from time to time may be determined by the Managers.

(e)   <u>Committees</u>. From time to time, the Managers may, by resolution passed by the Managers, appoint an executive committee or any other committee or committees for any purpose or purposes to the extent permitted by law, which committee or committees will have such powers as specified in the resolution of appointment.

(f)   <u>Action Without Meeting</u>. Any action required or permitted to be taken at any meeting of the Board of Managers or of any committee thereof may be taken without a meeting, if a simple majority of the Board of Managers or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Managers, or committee.

(g)   <u>Meetings by Telephonic or Other Communications Equipment</u>. Managers may participate in a meeting of the Managers, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such meeting.

(h)   <u>Compensation</u>. The Managers may establish such compensation for, and reimbursement of the expenses of, Managers for attendance at meetings of the Managers or committees, or for other services by Managers to the Company, as the Managers may determine.

V.2.   <u>Individual Member Authority</u>. The Officers, acting individually, and any other Person hereafter designated by the Managers, each has and will have the authority delegated to such Officers and other Persons by the Managers to bind the Company as an agent in the ordinary course of business. No Member acting solely in his, her or its capacity as a Member has the authority to bind the Company, unless such action is expressly authorized by this Agreement or by the Managers. Any Member shall indemnify the Company for any costs or damages incurred by the Company as a result of any action by such Member purporting to act for or to undertake any obligation, debt, duty or responsibility on behalf of any other Member or the Company, unless such action or undertaking is expressly authorized by this Agreement or by the Managers.

V.3.   Members.

(a)   Voting. For situations which the approval of the Members (rather than the approval of the Managers) is required by non-waivable provisions of the Act or expressly by this Agreement, the Members shall act through meetings and written consents as described in this Section 5.3, and each Member shall be entitled to vote based on the aggregate number of Voting Units held by each Member with each Voting Unit having one (1) vote per Voting Unit with all classes of Units voting together as a single class, and shall not be entitled to vote as separate classes (except with regard to such matters as to which class voting is specifically required by this Agreement). In matters where class voting is specifically required by this Agreement, each Unit of such class shall have one (1) vote per Unit. Except as otherwise required by non-waivable provisions of the Act or this Agreement, decisions that require the approval of the Members shall be made by the affirmative vote of the Members holding a majority of the outstanding Voting Units. The actions by the Members permitted hereunder may be taken at a meeting called by the Managers or the Members holding at least ten percent (10%) of the Voting Units on at least two (2) days' prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is being called. The actions taken by the Members entitled to vote or consent at any meeting (as opposed to by written consent), however called and noticed, shall be as valid as though taken at a meeting duly held after regular call and notice if (but not until), either before, at or after the meeting, the Members entitled to vote or consent as to whom such meeting was improperly held either signs a written waiver of notice or a consent to the holding of such meeting or approves the minutes thereof. The actions by the Members entitled to vote or consent may be taken by vote of the Members entitled to vote or consent at a meeting or by written consent (without a meeting and without a vote) so long as (a) such consent is signed by the Members having not less than the minimum number of Voting Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted and (b) notice of the proposed action is delivered to all Members holding Voting Units entitled to vote or consent prior to the execution of such consent. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof. Members may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at such meeting.

(b)   Opportunities. Subject to any noncompetition agreement to which a Member is bound, nothing contained in this Agreement shall prevent any Member from engaging in any other activities or businesses and none of the Members shall be obligated to account to the Company or to the other Members for any profits or income earned or derived from other such activities or businesses; provided that the Class A Members may not engage in any other activities or businesses that are similar to or competitive with the Company. Notwithstanding the foregoing, if a Member is offered or discovers a business opportunity of the type and character that is consistent with the business of the Company (a "Business Opportunity"), such Member shall, prior to pursuing such Business Opportunity, offer to the Company the right to pursue such Business Opportunity for the benefit of the Company, regardless of whether such Member believes the Company would be able (financially or otherwise) or willing to pursue such Business Opportunity. If the Company determines not to pursue such Business Opportunity within thirty (30) days after its presentation to the Company, then subject to any noncompetition agreement to which such Member is bound, the presenting Member shall be free to pursue such Business Opportunity as such Member shall determine in its sole discretion.

V.4.   Officers. The Managers may, from time to time, (i) designate one or more individuals to be Officers of the Company, with such titles and compensation as the Managers assigns to such individuals, (ii) remove any Officer, with or without cause, and (iii) fill any vacancy of the Officers. No Officer need be a Member or a resident of the State of Ohio. Officers so designated will have such authority and perform such duties as this Agreement provides or as the Managers may from time to time delegate to them. Any number of offices may be held by the same person. Any Officer may resign as such at any time. Such resignation will be made in writing and will take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Managers.

V.5.   Indemnification; Limitation of Liability.

(a)   Covered Persons. As used herein, the term "Covered Person" shall mean (i) each Member, (ii) each officer, director, manager, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, (iii) each Manager, Officer, employee, agent or representative of the Company, and (iv) the Tax Representative.

(b)   Standard of Care. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   Good Faith Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Profits or Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) another Manager; (ii) one or more Officers or employees of the Company; (iii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

(d)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement (or any separate agreement between the Covered Person and the Company). The provisions of this Agreement (and any such separate agreement), to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(e)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

(f)   Indemnification. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of: (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member or any direct or indirect subsidiary of the foregoing in connection with the business of the Company; or (ii) the fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling Affiliate, manager, director, officer, employee or agent of the Company, any Member, or any of their respective controlling Affiliates, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company or any Company subsidiary; provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his, her or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct. Notwithstanding the foregoing, the above indemnification provisions will not apply (and no Covered Person will be entitled to indemnity) in any action (including any counterclaim) initiated by the Company.

(g)   Control of Defense. Upon a Covered Person's discovery of any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 5.5, the Covered Person shall give prompt written notice to the Company of such claim, lawsuit or proceeding, provided, that the failure of the Covered Person to provide such notice shall not relieve the Company of any indemnification obligation under this Section 5.5, unless the Company shall have been materially prejudiced thereby. Subject to the approval of the disinterested Members, the Company shall be entitled to participate in or assume the defense of any such claim, lawsuit or proceeding at its own expense. After notice from the Company to the Covered Person of its election to assume the defense of any such claim, lawsuit or proceeding, the Company shall not be liable to the Covered Person under this Agreement or otherwise for any legal or other expenses subsequently incurred by the Covered Person in connection with investigating, preparing to defend or defending any such claim, lawsuit or other proceeding. If the Company does not elect (or fails to elect) to assume the defense of any such claim, lawsuit or proceeding, the Covered Person shall have the right to assume the defense of such claim, lawsuit or proceeding as it deems appropriate, but it shall not settle any such claim, lawsuit or proceeding without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

(h)   Reimbursement. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to Section 5.5(f); provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by Section 5.5(f), then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(i)   Entitlement to Indemnity. The indemnification provided by Section 5.5(f) shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of Section 5.5(f) shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under Section 5.5(f) and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(j)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Managers may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(k)   Funding of Indemnification Obligation. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in Section 5.5 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(l)   Savings Clause. If this Section 5.5 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 5.5 to the fullest extent permitted by any applicable portion of this Section 5.5 that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

(m)   Amendment. The provisions of this Section 5.5 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 5.5 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this Section 5.5 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

(n)   Survival. The provisions of this Section 5.5 shall survive the dissolution, liquidation, winding up and termination of the Company.

VI.


SALE OF THE COMPANY; CHANGE IN FORM


VI.1.   <u>Drag-Along Rights</u>.

(a)   If a Majority Interest of the Class A Members approve a Sale of the Company, each Member shall vote for, consent to and raise no objections against such Sale of the Company (to the extent such Member has voting or consenting rights). If the Sale of the Company is structured as a (i) merger or consolidation, each Member shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Units, each Member shall agree to sell all or the pro rata portion (as the case may be) of his, her or its Units and rights to acquire Units on the terms and conditions approved by the Managers. Each Member shall bear their pro-rata portion (based upon respective Membership Interests) of any escrows or holdbacks. Each Member shall also take all necessary or desirable actions in connection with the consummation of the Sale of the Company as requested by the Managers, including, without limitation, executing written consents of members, proxies, registration statements, letters of transmittal, purchase agreements providing for the distribution of net proceeds in accordance with <u>Section 9.3</u>, escrow agreements and assignments (or similar instruments of conveyance).

(b)   The Members shall bear their pro-rata share (based upon their Membership Interest) of the costs of any Sale of the Company to the extent such costs are not otherwise paid by the Company or the acquiring Person whether or not such Sale of the Company closes. Costs incurred by any Member on its own behalf will not be considered costs of a Sale of the Company and shall be paid solely by such Member.

(c)   The provisions of this <u>Section 6.1</u> shall terminate upon the first to occur of the consummation of (i) a Sale of the Company, and (ii) an IPO.

VI.2.   <u>Tag-Along Rights</u>.

(a)   At least twenty (20) days prior to any Transfer of Units by any Member or group of Members (other than in connection with an IPO) of more than twenty-five percent (25%) of the outstanding Units, each Member making such Transfer (the "<u>Transferring Member</u>") shall deliver a written notice (the "<u>TagAlong Notice</u>") to the Company and the other Members (the "<u>TagAlong Members</u>") specifying in reasonable detail the identity of the prospective transferee(s) and the terms and conditions of the Transfer. The TagAlong Members may elect to participate in the contemplated Transfer by delivering written notice to the Transferring Member within ten (10) days after delivery of the TagAlong Notice. If any TagAlong Members have elected to participate in such Transfer, the Transferring Member and each such TagAlong Member will be entitled to sell in the contemplated Transfer, at the same price and on the same terms: a number of Units equal to the product of (A) the quotient determined by dividing the number of Units owned by the Transferring Member or such Tag-Along Member, as applicable, by the aggregate number of outstanding Units owned by the Transferring Member and all Tag-Along Members participating in such sale, and (B) the number of Units to be sold in the contemplated Transfer.

(b)   Each Transferring Member will use commercially reasonable efforts to obtain the agreement of the prospective Transferee(s) to the participation of the TagAlong Members in any contemplated Transfer, and the Transferring Member will not Transfer any of its Units to the prospective Transferee(s) unless (i) the prospective Transferee(s) agrees to allow the participation of the TagAlong Members, or (ii) the Transferring Member(s) agree to purchase the number of Units from the TagAlong Members that the TagAlong Members would have been entitled to sell pursuant to this <u>Section 6.2(b)</u> for the consideration per Unit to be paid to the Transferring Member(s) by the prospective Transferee(s). Each Member Transferring Units pursuant to this <u>Section 6.2</u> shall pay such Member's pro rata share (based upon proceeds received) of the expenses incurred by the Members in connection with such Transfer and shall be obligated to join on a pro rata basis in any representations, warranties, indemnification or other obligations that the Transferring Member agrees to provide in connection with such Transfer, other than any such obligations that relate specifically to a particular Member, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units.

(c)   The provisions of this Section 6.2 shall terminate upon the first to occur of the consummation of (i) a Sale of the Company, and (ii) an IPO.

(d)   Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 6.2 shall not apply to a Transfer(s) of Units by a Member (i) to a Permitted Transferee; or (ii) to Transfers otherwise required to be made under Section 6.1 or 6.3.

(e)   The rights and obligations of any Member under this Section 6.2 with respect to any Class B Units held by such Member shall be governed by the applicable Incentive Plan and Class B Unit Agreement, which shall control in the event of any conflict or inconsistency.

VI.3.   Change in Form.

(a)   The Members acknowledge and agree that there may be one or more circumstances, including but not limited to a desire to undertake an IPO, that would cause it to be in the best interests of the Company that the business of the Company be conducted in, or that the ownership structure be modified to, a form different from that of the current form of the Company (a "Change in Form"). Accordingly, the Members agree that, upon such a determination by the Managers, the Managers shall take any and all actions necessary or desirable so that the Company may continue its business and undergo one or more Changes in Form. The Managers shall effect the Change in Form in such manner as determined by the Managers to fairly represent the relative economic and other rights of the Members as members of the Company at the time and shall strive to minimize taxes and costs to be incurred by the Company, the Members or the resulting entity (subject to the requirements of Section 6.3(b)). The Change in Form may take the form of, without limitation, a merger of the Company into another entity, a contribution of all of the interests of the Members in the Company to another entity, and the distribution of its ownership interests to the Members, a transfer of the assets, subject to the liabilities, of the Company to another entity and the distribution of its ownership interests to the Members, a conversion authorized by the Act, or such other form as the Managers shall reasonably determine to be appropriate. Any Change in Form pursuant to this Section 6.3 may be completed by the Managers with no further action by any Member acting in the capacity of a Member and no individual Member shall have any veto or other right to vote on a Change in Form. Each Member hereby agrees to take any and all action that may be necessary or desirable both from and after the filing of the registration statement made in connection with an IPO and otherwise in connection with a Change in Form approved pursuant to this Section 6.3, including any such action necessary or desirable to achieve the Federal or other tax effect of the Change in Form desired by the Managers at the time of the Change in Form. The Members acknowledge that a Change in Form pursuant to this Section 6.1 may be effected by the Company one or more times during the existence of the Company, including any successor Company due to a previous Change in Form.

(b)   The Units or other ownership interests of the entity or association resulting from the Change in Form shall be divided into classes and series and shall be allocated to and among the Members in such manner as shall result in the Members having substantially the same relative rights with respect to voting, rights, assets, and profits and losses of the resulting entity or association as the Members had in voting, rights, assets, and profits and losses of the Company immediately prior to the Change in Form, subject, however to any change resulting from any difference in taxation of the resulting entity or association that may occur as a result of the Change in Form.

The Members shall establish the terms of the organizational documents of any resulting entity or association, in their sole discretion, but consistent with the terms of this Section 6.3.

(c)   Each Member hereby agrees that in connection with an IPO, and upon the request of the managing underwriter in such offering, such Member shall not, without the prior written consent of such managing underwriter, during the effective date of such registration and ending on the date specified by such managing underwriter (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, hedge the beneficial ownership of or otherwise dispose of, directly or indirectly, any Units (including any equity securities of the entity resulting from the Change in Form), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Units (including equity securities of the entity resulting from the IPO) or such other securities, in case or otherwise. The foregoing provisions of this Section 6.3(c) shall not apply to sales of securities to be included in such IPO if otherwise permitted. Each Member agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriter which are consistent with the foregoing or which are necessary to give further effect thereto.

VII.

FISCAL MATTERS

VII.1.   Books and Records. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists and copies of documents required to be provided pursuant to this Section 7.1 or pursuant to applicable laws. All matters concerning (a) the determination of the relative amount of allocations and distributions among the Members and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by this Agreement, shall be determined by the Managers, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error. The Company shall use commercially reasonable efforts to deliver or cause to be delivered, within ninety (90) days after the end of each fiscal year, to each Person who was a Members at any time during such fiscal year all information necessary for the preparation of such Person's United States federal and state income tax returns, including such Member's K1 for such fiscal year. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Company or the Managers to such other Person or Persons.

VII.2.   Inspection Rights. Upon a reasonable request and reasonable notice from a Member (but no more than once per fiscal quarter), the Company shall, and shall cause its Managers, Officers and employees to, afford each Member reasonable access during normal business hours to the Company's properties, its books of account and records, and its Officers and Managers, and afford each Member the opportunity to discuss the Company's affairs, finances, and accounts with its Officers and Managers, as may be reasonably requested by a Member (but no more than once per fiscal quarter); provided, however, that the Company shall not be obligated pursuant to this Section 7.2 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

VII.3.   Fiscal Year. The fiscal year of the Company shall end on December 31 of each year.

VII.4.   Tax Status. Notwithstanding any provision hereof to the contrary, solely for purposes of the United States federal income tax laws, each of the Members hereby recognizes that the Company will be subject to all provisions of Subchapter K of Chapter 1 of Subtitle A of the Code; provided, however, the filing of U.S. Partnership Returns of Income shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

VII.5.   Accounting Decisions. All decisions as to accounting and taxation matters shall be made by the Managers. Such decisions must be satisfactory to the Company's accountants.

VII.6.   Bank Accounts. All funds of the Company shall be deposited in its name at its principal financial institution, or other financial institution approved by the Managers.

VII.7.   Tax Representative.

(a)   Peter J. Bender shall be the Company's designated "partnership representative" (the "Tax Representative") within the meaning of Section 6223 of the Internal Revenue Code of 1986, as amended (the "Code"), with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. If the Tax Representative is an entity, it shall appoint an individual who meets the requirements of Section 6223 and regulations thereunder as the sole individual through whom the Tax Representative will act for all purposes of Subchapter C of Chapter 63 of the Code.

(b)   The Tax Representative is authorized to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and/or the Tax Representative and to do or refrain from doing any or all things reasonably requested by the Company and/or the Tax Representative with respect to the conduct of any such audit or proceedings.

(c)   If the Company qualifies to elect pursuant to Section 6221(b) of the Code (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Manager shall cause the Company to make such "opt-out" election. Upon the request of the Tax Representative, each Member shall promptly furnish to the Company with any and all information necessary for the Company to make such election.

(d)   If any "partnership adjustment" (as defined in Section 6241(2) of the Code) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final partnership adjustment, and the Tax Representative shall take such actions as it may determine in its sole discretion, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Section 6225 of the Code, or make the "push-out" election under Section 6226 of the Code.

(e)   If any "partnership adjustment" (as defined in Section 6241(2) of the Code) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the "push-out" election under Section 6226 of the Code, then (i) the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Section 6225(c)(2) of the Code; (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Section 6225(c)(3), (4) and (5) of the Code; and (iii) any "imputed underpayment" (as determined in accordance with Section 6225 of the Code) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative) so that, to the maximum extent possible, the tax and economic consequences of the Company adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(f)   The Manager(s), in its sole discretion, may allocate any "imputed underpayment" and related penalties, interest and expenses paid by the Company (the "Tax Payment Amount") among the Members of the Company for the reviewed year (as defined in Section 6225(d)(1) of the Internal Revenue Code) in such manner (as determined by the Manager(s) in good faith) so that, to the maximum extent possible, the tax and economic consequences of the Tax Payment Amount are borne by such Members based upon their respective interests in the Company for the reviewed year. The portion of the Tax Payment Amount allocated to a current Member pursuant to this Section 7.7(f) shall, at the election of the Manager(s), (i) be applied to and reduce the next distribution(s) otherwise payable to such Member under this Agreement, or (ii) be paid by the Member to the Company at such time or times as determined by the Manager(s). If a portion of the Tax Payment Amount is allocated to a former Member, such former Member shall pay such allocated portion to the Company at such time or times as determined by the Manager(s). Any such payment (or reduction in distributions) by a current or former Member shall not be treated as a capital contribution by such Member.

(g)   The provisions of Section 5.5 above regarding limitation of liability and indemnification shall be fully applicable to the Tax Representative in its capacity as such.

(h)   The Tax Representative shall have sole discretion to make any income tax election it deems advisable on behalf of the Company; provided, that the Tax Representative will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Common Units. All determinations as to tax elections and accounting principles shall be made solely by the Tax Representative.

(i)   The Tax Representative may resign at any time. If Peter J. Bender ceases to be the Tax Representative for any reason, the holders of a majority of the Class A Units of the Company shall appoint a new Tax Representative.

(j)   The obligations of each Member or former Member under this Section 7.7 shall survive the transfer or redemption by such Member of his, her or its Membership Interests in the Company and the termination of this Agreement or the dissolution of the Company for as long a period of time as is necessary to resolve with the Internal Revenue Service or any other Taxing Authority any and all matters regarding the taxation of the Company or the Members.

VIII.

TRANSFER RESTRICTIONS

VIII.1.   Restrictions on the Transfers. Except as otherwise set forth in this Agreement, at no time during the term of this Agreement may any Member Transfer any of his, her or its Units (or any interest in or right to acquire any of its Units) except: (a) upon the approval in writing of a Two Thirds (2/3's) majority of the Board of Managers, (b) pursuant to Sections 6.1, 6.2 or 6.3; or (c) a pledge to a financial institution as collateral security for a loan to the Company. The Company will not recognize any Transfer of any Units or any interest in or right to acquire Units unless such Transfer is made in full compliance with all the provisions of this Agreement and any other applicable agreements (including any applicable Incentive Plan or Class B Unit Agreement).

VIII.2.   Permitted Transferee. Subject to Section 8.3 and Section 8.6, any Member shall be permitted to Transfer any or all of such Member's Membership Interest free of the requirements under Sections 8.7 to any or all of: (i) the Company (each a **"Permitted Transferee**" and collectively the "Permitted Transferees"); provided that such Transfer otherwise complies with the terms of this Article VIII and that concurrently with or prior to any such Transfer, the Company, at its option, shall have received an opinion of counsel acceptable to the Company that such Transfer complies with all applicable federal and state securities laws.

VIII.3.   Conditions to Transfer. No Transfer, including under Section 8.2, may be effected by any Member unless (a) such Transfer is in compliance with the Securities Act and all applicable state securities laws, and, if requested by the Managers, such transferring Member has delivered an opinion of such Member's counsel to the Company or other evidence, in form and substance reasonably satisfactory to the Company, to the effect that such Transfer is either exempt from the requirements of the Securities Act and the applicable securities laws of any state or that such registration requirements have been complied with; and (b) any transferee agrees in writing to become a party to, and to be bound by the provisions of, this Agreement.

VIII.4.   Transferee's Rights. In connection with the Transfer of any Units permitted under this Agreement, the transferee shall be admitted as a substituted Member upon the Managers' approval of such transferee as a substituted Member; provided that any Permitted Transferee of Class B Units shall automatically become a substituted Member upon compliance with Section 8.3 (provided such Transfer is not a Prohibited Transfer). Any transferee who is not admitted as a substituted member will have the rights of an assignee under the Act (including Section 18-702 of the Act).

VIII.5.   Effective Date of Transfer. The effective date of a Transfer of any Units shall be the last day of the month in which the Managers receive properly executed instruments pursuant to this Agreement. Notwithstanding the foregoing, none of the Officers, the Managers or the Company shall incur any liability for distributions made to any transferor prior to such time as the written instrument Transferring such interest shall have been received by the Company or prior to the effective date of such Transfer.

VIII.6.   Prohibited Transfers. Notwithstanding any other provision of this Agreement, no Transfer may be made of a Member's Units or any portion thereof to the extent that any such Transfer: (a) would result in the termination of the Company for federal income tax purposes, (b) would violate any federal or state securities laws, (c) is made to a Person who does not agree to be subject to the terms of this Agreement, and in the case of a Person that is an entity, such owners of the entity do not agree to be subject to the terms of this Agreement, (d) is made to a Person who does not agree to execute such documents as the Managers may reasonably require to reflect the Person agreeing to be subject to the terms of this Agreement in accordance with Section 8.3, (e) would cause a default under the terms of any indebtedness of the Company or would otherwise violate the terms of any agreement between the Company and another party or (f) is made to a minor or to a Person who is incompetent or insane; and any attempted assignment in violation hereof shall be ineffective to transfer any such Units. Any Transfer of a Member's Units in the Company in contravention of this Agreement (a "Prohibited Transfer") shall be null and void and, if a Member attempts to make a Prohibited Transfer, then the Managers shall be entitled to take any and all action which may be necessary or appropriate to defeat or prevent the Prohibited Transfer.

VIII.7.   Right of First Refusal.

(a)   If a Member desires to Transfer any or all of such Member's Units and solicits or receives a bona fide offer to acquire such Units that such Member desires to accept (an "Offer"), then such Member shall promptly, but not more than ten (10) business days after receipt of the Offer, give the Company and each of the other Members written notice of the Offer (the "Notice"). The Notice shall specify: (i) the number of Units which are the subject of the Offer (the "Offer Units"); (ii) the identity, residence address, and resume of the proposed acquiror of the Offer Units and of each Person that will have a legal or beneficial interest in the Offer Units (collectively, the "Proposed Acquirors"); (iii) all terms of the transaction that is proposed by the Offer; (iv) the price per Unit for the Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member (the "Offer Price"); and (v) the proposed time and date of closing of the Offer transaction, which shall not be sooner than sixty-one (61) days after receipt by the Company and the other Members of the Notice (the "Proposed Closing Time"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed Transfer of the Offer Units must be appended to the Notice.

(b)   Beginning on the date the Company receives an effective Notice and ending thirty (30) days thereafter (the "Company Option Period"), the Company shall have the exclusive right (but not the obligation) to acquire or find a third party to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. The Company may exercise its option by delivering, within the Company Option Period, to the Member who has given Notice and to each of the other Members a writing stating that the Company has elected, or that it has found a third party, to acquire the Offer Units pursuant to this Section 8.7 (the "Notice of Company Option Exercise"). The Managers shall decide whether the Company exercises its option, whether for acquisition by the Company or by a third party found and approved by the Company. The Notice of Company Option Exercise shall stipulate a closing date for the Company's acquisition of the Offer Units that shall be on or before the later of (i) sixty (60) days after the date on which the Company received an effective Notice or (ii) the Proposed Closing Time.

(c)   If the Company Option Period expires without the Company, or a third party found and approved by the Company, electing to acquire the Offer Units, then, for a period of thirty (30) days commencing thirty-one (31) days after the date on which the Company received an effective Notice (the "Members' Option Period"), the Members (other than the Member who has given the Notice) shall have the exclusive right (but not the obligation) to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. Such Members may exercise this option by delivering, within the Members' Option Period, to the Member who has given the Notice and to the Company a writing stating that such Members have elected to acquire the Offer Units pursuant to this Section 8.7(c) (the "Notice of Members' Option Exercise"). The Notice of Members' Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) seventy (70) days after the date on which the Company received the Notice or (ii) the Proposed Closing Time. If not all Members (other than the Member who has given the Notice) elect to acquire the Offer Units, the Members that have elected to acquire the Offer Units may send the Notice of Members' Option Exercise and acquire the remaining available Offer Units, with each such electing Member being entitled to acquire up to that number of the remaining available Offer Units in proportion to such Member's respective percentage of the total Units of the actual purchasers.

(d)   If the Offer Price includes non-cash consideration, any of the Members (other than the Member giving the Notice) or the Company may substitute cash in an amount equal to the approximate Fair Market Value (as reasonably determined by the Managers) of the non-cash consideration. If the Offer contains any terms or provisions that the Managers determines will be more onerous to the Company or its Members than to the Proposed Acquirers ("Evasion Terms"), the Managers may permit the Company or the Members (other than the Member giving the Notice) to exercise their respective options described in Sections 8.7(b) and 8.7(c) and to acquire the

Offer Units without complying with such Evasion Terms; provided, however, the Managers shall not be permitted to reduce, or to extend the time for payment of, cash consideration included in the Offer Price which is (i) not contingent, (ii) fixed in amount, and (iii) payable on a date fixed by the Offer. The provisions of this Section 8.7(d) shall not be avoided by the inclusion in any Offer of terms and provisions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company or the Members than if consummated by the Proposed Acquirers.

(e) If the Company Option Period and the Members' Option Period expire without the election by the Company or the Members (other than the Member who has given the Notice), respectively, to acquire all of the Offer Units, then, upon satisfaction of all conditions under this Operating Agreement (including Section 3.12) and receipt by the Company, at its option, of an opinion of counsel acceptable to the Company that the transfer of the Offer Units pursuant to the Offer complies with all applicable federal and state securities laws, the Member who has given the Notice shall be free to transfer the Offer Units to the Proposed Acquirers by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation of or amendment, modification, or supplement to such terms and conditions shall create a new offer subject to the provisions of Sections 8.7(a), 8.7(b), 8.7(c), and 8.7(d), and if the Offer transaction is not consummated by the Proposed Closing Time, it shall be a new Offer subject to the provisions of Sections 8.7(a), 8.7(b), 8.7(c), and 8.7(d).

VIII.8. Expulsion; Resignation. In the event of Expulsion or resignation of a Member without Cause (incl. such Member's resignation), the expelled/resigning Member shall forfeit all unvested Units, retaining any vested units subject to the rights of the Company and its other Members to purchase such vested Units pursuant to Section 8.9. In the event of Expulsion of a non-founding Member for Cause, the expelled Member shall forfeit all Units (vested and unvested). Any units that are forfeited pursuant to the terms of this section shall be: (i) forfeited immediately on the date of Expulsion, (ii) cancelled by the Company, and (iii) no longer be outstanding unless and until they are reissued by the Company.

VIII.9. Involuntary Transfers.

(a) To the extent an expelled Member retains any Units after Expulsion pursuant to Section 8.8 or in the event that all or any portion of a Member's Membership Interest becomes subject to transfer upon death, "Permanent Disability" (meaning the Member has a physical or mental impairment that lasts for sixty (60) days and is expected to continue for an additional six (6) months or the remainder of the Member's life and that the physical or mental impairment substantially limits his or her ability to perform the duties required by this agreement), dissolution, attachment or changing order, bankruptcy, a court order upon such Transferring Party's divorce or other dissolution or annulment of marriage, or in the event such Membership Interests become subject to any other involuntary transfer (collectively, all of the foregoing events which trigger the application of this Section 8.9 shall be referred to in this Agreement as the "Involuntary Transfers"), then, for a period of sixty (60) days after the date of receiving notice of such Involuntary Transfer, the Company shall have the right to purchase, and the Transferring Party (or his or her Representative), shall, upon exercise of such option by the Company, sell to the Company, all or any portion of such Membership Interest that is subject to transfer. The Company may exercise such option, at the election of the Managers, by providing written notice thereof within said sixty (60) day period to the party or parties from whom the Company desires to purchase Membership Interests of the exercise of such option stating the number of Units the Company desires to purchase. If the Company does not exercise its option to purchase all of the Transferring Party's Membership Interests, then for a period ending on the date that is fifteen (15) days after the close of the Company's 60-day option period ("Option Termination Date"), each of the other Members (the "Remaining Members") shall have an option to purchase all, or any portion, of such Membership Interests not purchased by the Company. Such option may be exercised by the Remaining Members in proportion to their respective Membership Interests or as they may otherwise agree, by notice to the Transferring Party during such 15-day period. This Section 8.9 does not alter a Member's transfer rights under Section 8.2 of this agreement.

(b)   In the event of an Involuntary Transfer for which the option to purchase all of the Membership Interest of the Transferring Party or its Representative has not been exercised by the Company or by the Remaining Members as set forth in this Section 8.9 (i.e., the Transferring Party or its Representative retains all or a portion of the Membership Interest it held prior to the exercise, if any, of the purchase option under this Section 8.9), or for any Transfer made pursuant to Section 8.7, then any portion of that Membership Interest consisting of Units other than Class B Units automatically shall be converted to Class B Units on a one-to-one basis as of the Option Termination Date. Such Class B Units shall retain the same vesting schedule, including any rights to accelerate vesting, as the Units from which the Class B Units were converted. In the event of such conversion, the Company shall adjust Schedule A accordingly.

(c)   In the event of death, the purchase price for Membership Interests purchased pursuant to this Section 8.9 shall be the Fair Market Value, calculated as of the last day of the month immediately preceding the month in which the first option to purchase was exercised. In the event of any other involuntary transfer, the purchase price for Membership Interests purchased pursuant to this Section 8.9 shall be the Book Value thereof, calculated as of the last day of the month immediately preceding the month in which the first option to purchase was exercised.

(d)   The closing of the purchase and sale of a Transferring Party's Membership Interests under Section 8.9 shall take place on the date selected by the Transferring Party and the purchasers or, if not otherwise agreed, on the date selected by the purchasers, which shall not be more than sixty (60) days after the later of the Option Termination Date or final determination of the purchase price. Unless otherwise agreed by the Transferring Party and the purchasers, the purchase price for Membership Interests pursuant to this Section 8.9 shall be paid as follows (i) twenty percent (20%) of the purchase price shall be paid by check or by wire transfer of funds on the closing; and (ii) the balance of the purchase price shall be paid in four (4) consecutive, annual installments, each together with interest at the applicable federal rate pursuant to a promissory note mutually acceptable to the seller and the purchaser(s). The payment obligation of the maker(s) under the foregoing promissory note shall be secured by a first lien and security interest in, and pledge of, the Membership Interests being sold hereunder, but shall otherwise be a non-recourse obligation of the maker(s).

(e)   Section 8.9 will not apply upon the death or Permanent Disability of a Member when the transfer, that otherwise would give rise to the purchase options under this Section 8.9, is to an Approved Transferee pursuant to Section 8.2

VIII.10.   Non-US Resident and Alien Transfers. In the event of any Transfer of Units, the transferring Member shall either (i) furnish to the Company an appropriate affidavit(s) that would eliminate any federal, state, or local withholding requirement by the Company and/or the transferee of the Units, or (ii) provide the Company with a certification in compliance with applicable guidance that such Member has satisfied all applicable withholding requirements.

Section 8.11   Transfer of Member's Equity in its Own Entity. In order to prevent the Members from doing indirectly that which is herein directly prohibited, except as otherwise set forth in this Agreement, at no time during the term of this Agreement may any Member Transfer any equity in its own entity (or any interest in or right to acquire any of its equity) without approval in writing by a Two Thirds (2/3's) majority of the Board of Managers. For example, if a Class A Member is a limited liability company, it cannot sell units in its own company in order to indirectly transfer units of the Company and, thereby, circumvent the transfer restrictions of this Operating Agreement.

IX.
DISSOLUTION, LIQUIDATION AND TERMINATION

IX.1.   <u>Dissolution</u>. The Company will dissolve and its affairs will be wound up upon the first to occur of any of the following:

(a)   the unanimous written approval of the Class A Members; or

(b)   the issuance of a decree by a court of competent jurisdiction ordering the dissolution of the Company.

For the avoidance of doubt, it is agreed that the death, resignation, withdrawal, Bankruptcy, or expulsion of any Member will not dissolve the Company.

IX.2.   <u>Liquidation and Termination</u>. Upon dissolution of the Company, the Managers or the other Persons required or permitted by law to carry out the winding up of the affairs of the Company shall:

(a)   promptly notify all Members of such dissolution;

(b)   wind up the affairs of the Company;

(c)   prepare and file all instruments or documents required by law to be filed to reflect the dissolution of the Company; and

(d)   after paying or providing for the payment of all liabilities and obligations of the Company as described below, distribute the assets of the Company as provided by the terms of this Agreement, including <u>Section 9.3</u>.

IX.3.   <u>Distribution of Assets</u>.

(a)   <u>General</u>. Upon dissolution of the Company and the sale of its assets, the proceeds of such sale or the assets of the Company will be allocated as set forth below:

(i)   first, to pay all outstanding liabilities and expenses of the Company (other than those specified in <u>Section 9.3(b)</u>);

(ii)   second, to repayment of outstanding loans, if any, made by Members to the Company; and

(iii)   third, to the Members in accordance with the order and priority set forth in <u>Section 4.5(a)</u> (subject to <u>Section 4.5(c)</u>).

(b)   <u>Adjustments to Capital Accounts</u>. It is intended that the distributions set forth in <u>Section 9.3(a)</u> comply with the intention of Regulations Section 1.704-1(b)(2)(ii)(b)(2) that liquidating distributions be made in accordance with positive Capital Accounts. However, if the balances in the Capital Accounts do not result in such requirement being satisfied, no change in the amounts of distributions pursuant to <u>Section 9.3(a)</u> shall be made, but rather, Profits (and items thereof) and Losses (and items thereof) will be allocated among the Members in accordance with Section 4.1 and Section 4.2 hereof so as to cause the balances in the Capital Accounts to be in the amounts necessary so that, to the extent possible, such result is achieved.

(c)   Procedure. Distributions made pursuant to this Section 9.3 will be made within the time periods prescribed by the Regulations. Liquidating distributions may be made in cash or in kind or partly in each, provided that any assets distributed in kind are distributed on the basis of their fair market values at the time of distribution, in each case as determined by the Managers. Appropriate arrangements may be made to establish reserves for unknown or contingent liabilities as the Managers may determine.

IX.4.   Waiver of Right to Partition and Decree of Dissolution. As a material inducement to each Member to execute this Agreement, each Member covenants and represents to each other Member that, during the existence of the Company, no Member, nor such Member's heirs, representatives, successors, transferees or assigns, will attempt to make any partition of any Company assets whether now owned or hereafter acquired, and each Member waives all rights of partition provided by statute or principles of law or equity, including partition in kind or partition by sale. The Members agree that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in a court to dissolve the Company. The Members agree that there are fair and just provisions for payment and liquidation of the interest of any Member, and fair and just provisions to prevent a Member from selling or otherwise alienating such Member's interest in the Company. Accordingly, each Member hereby waives and renounces such Member's right to such a court decree of dissolution or to seek the appointment by court of a liquidator or receiver for the Company.

X.

GENERAL PROVISIONS

X.1.   Notices. Any notice given hereunder shall be deemed duly given (a) three (3) days after being mailed by registered or certified mail, return receipt requested, postage and registration or certification charges prepaid, or (b) one (1) day after being deposited with a national, overnight air courier service, marked for delivery on the next business day, addressed:

(a)   in the case of the Company, to 1931 Poplar Drive Loveland, OH 45140 Attn: Manager; and

(b)   in the case of any Member, to the address set forth on Schedule A;

or to such address as any party may specify in writing to the other parties. Notwithstanding the foregoing, any notice shall be deemed given upon deposit in the mail or with the overnight air courier if simultaneously confirmed by facsimile or email delivery to the necessary parties as specified above. Any party hereto may change his, her or its address for service of such notices to such other address as said party shall designate by written notice given to the others as herein provided at least five (5) days prior to the effective date of said change of address. If any such changed address shall be outside the United States of America, the effective time for notices by mail shall be extended by five (5) days and the effective time for all other forms of notices shall be extended by two (2) days.

X.2.   Integration. This Agreement embodies the entire agreement and understanding among the Members and supersedes all prior agreements and understandings, if any, among and between the Members relating to the subject matter hereof.

X.3.   Applicable Law. This Agreement and the rights of the Members shall be governed by and construed and enforced in accordance with the laws of the State of Ohio.

X.4.   Jurisdiction and Venue. This Agreement and its subject matter have substantial contacts with the State of California, and all actions, suits, or other proceedings with respect to this Agreement shall be brought only in a court of competent jurisdiction sitting in San Francisco County, California or in the Federal District Court having jurisdiction over San Francisco County, California. In any such action, suit, or proceeding, such court shall have personal jurisdiction of all of the parties hereto, and service of process upon them under any applicable statutes, laws, and rules shall be deemed valid and good.

X.5.   Severability. In case any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and any other application thereof shall not in any way be affected or impaired thereby.

X.6.   Binding Effect. Except as herein otherwise provided to the contrary, this Agreement shall be binding upon, and inure to the benefit of, the Members and their respective heirs, executors, administrators, successors, transferees and assigns.

X.7.   Recitals. The Recitals hereto are incorporated herein by reference.

X.8.   Terminology. All personal pronouns used in this Agreement, whether used in the masculine, feminine, or neuter gender, shall include all other genders; and the singular shall include the plural, and vice versa. Titles of Articles and Sections are for convenience only and neither limit nor amplify the provisions of this Agreement itself.

X.9.   Amendments.

(a)   This Agreement may be amended by the Managers without the approval of any Member if such amendment is: (a) for the purpose of clarification and does not change the substance hereof; (b) necessary or appropriate to satisfy requirements of the Code or the Regulations or of any Federal or state securities laws or regulations (in which case such amendment may be made effective as of the date of this Agreement); and/or (c) as provided in Section 3.2(a) and for the purpose of admitting or substituting Members in accordance with this Agreement.

(b)   Except as expressly provided in Section 10.9(a), amendments to this Agreement shall require (i) the approval of the Managers, and (ii) the consent of a majority of the Voting Units, provided however, that each Member to be affected must give its written consent to any amendment that would (i) increase the amount of the Capital Contribution payable by such Member, (ii) increase the personal liability of such Member, or (iii) cause such Member's share of the Company's assets to be modified unless all interests of Persons or entities who are Members of the same class are similarly modified.

X.10.   Mutual Drafting. The parties hereto are sophisticated and have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

X.11.   Representation. Each party hereto acknowledges and agrees that (A) (i) Ulmer & Berne LLP has previously, is currently, and/or may in the future represent one or more of the Company, the Members, the Managers, the Officers and/or their respective Affiliates, (ii) in connection with this Agreement, Ulmer & Berne LLP is representing the Company and the Managers, only, (iii) no current or future conflicts of interest may be asserted on the basis of the services rendered by Ulmer & Berne LLP in connection with this Agreement, such conflicts being hereby waived, and (iv) Ulmer & Berne LLP shall be permitted to represent the Company, the Members, the Managers, the Officers and/or their respective Affiliates in connection with any matter whatsoever, now or in the future, including but not limited to any litigation with any other Member or their Affiliates; and (B) each party hereby waives any conflict of interest that may arise in connection with any or all of the same.

X.12.   Representations and Warrantees. Each Member, and for Member that is not a natural person each Person executing the Agreement on behalf of such Member, directly or indirectly, hereby represents and warrants to the Company and each other Member that such Member:

(a)   if the Member is not a natural person, it is duly organized, validly existing, and in good standing under the laws of its state of organization and that it has full organizational power to execute and agree to the Agreement and perform its obligations hereunder;

(b)   understands and acknowledges that the Units held by such Member were granted under an exemption from registration provided for in the Securities Act, and accordingly, must be held indefinitely by such Member unless the Units are subsequently transferred in transactions that are either registered under the Securities Act or exempt from registration;

(c)   understands that the Company is under no obligation to register the offer and sale of the Units under the Securities Act or to file for or comply with an exemption from registration, and recognizes that exemptions from registration, in any case, are limited and may not be available when such Unitholder may wish to offer, sell, transfer, pledge or otherwise dispose of the Units;

(d)   acknowledges that this transaction has not been scrutinized by the United States Securities and Exchange Commission or by any federal or state or foreign regulatory or governmental authority charged with the administration of the securities laws;

(e)   has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of owning the Units, has fully considered, for purposes of owning the Units, and understands that: (i) owning the Units is a speculative investment which involves a high degree of risk of loss of the entire investment by such Member; (ii) that there will be no public market for the Units and accordingly, it may not be possible for the Member to liquidate the Units in case of an emergency; and (iii) such Member's right to transfer the Units is limited as set forth herein and under law;

(f)   has had the opportunity to discuss the tax consequences of ownership of the Units with such Member's attorney, and/or accountant or other representatives, if any;

(g)   will own the Units solely for such Member's own account, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof and such Member has no contract, undertaking, understanding, agreement or arrangement, formal or informal, with any Person to sell, transfer, pledge or otherwise transfer to any Person or otherwise dispose of the Units, or any part thereof, any interest therein or any rights thereto and no present plans to enter into any such contract, undertaking, agreement or arrangement; and

(h)   is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) of the Securities Act.

X.13.   The representations and warranties set forth in this Section 10.13 are made by each Member and such Member hereby agrees that such representations and warranties shall survive the grant of the Units by the Company to such Member. Except as expressly set forth in this Agreement, each Member acknowledges and agrees that there have been no representations, guarantees or warranties, of any nature or kind, whether express or implied, made to such Member by the Company, any other Member, or by any other Person. Each Manager represents and warrants to the Company and each Member that he, she or it is not subject to any of the Disqualification Events.

X.14.   Counterparts. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement via telephone facsimile transmission or portable document format (.pdf) shall be effective as delivery of a manually executed counterpart of this Agreement.

X.15.   Power of Attorney. Each Member irrevocably constitutes and appoints each Manager (so long as such Manager remains a Manager of the Company), with full power of substitution, his or her true and lawful attorney in his name, place and stead to make, execute, acknowledge, deliver and file: (a) any certificates or other instruments which may be required to be filed by the Company under the laws of the State of Ohio or of any other state or jurisdiction in which the Managers shall deem it advisable to file; (b) any documents, certificates or other instruments which may be required or deemed desirable by the Managers to effectuate the provisions of any part of this Agreement or carry on the day-to-day business activities of the Company; (c) all documents, certificates or other instruments that may be required to effectuate the dissolution and termination of the Company, to the extent such dissolution and termination is authorized hereby; and (d) any documentation required to effectuate the provisions of Article VI hereof. It is expressly intended by each of the Members that the power of attorney set forth in this Section 10.15 is coupled with an interest, is irrevocable and shall survive the death, incompetency or adjudication of insanity of each such Member. The foregoing power of attorney shall survive the delivery of an assignment by any Member of his entire interest in the Company, except that where an assignee of such entire interest has become a Member, then the foregoing power of attorney of the assignor Member shall survive the delivery of such assignment for the sole purpose of enabling the Managers to execute, acknowledge and file any and all instruments necessary to effect such substitution. Each Member hereby revokes any and all previous proxies or powers of attorney with respect to such Member's Units

X.16.   By executing this Agreement each of the undersigned hereby represent, warrant and certify to the Company that the undersigned is: (i) an individual who is a US citizen, (ii) a US resident alien, (iii) a corporation, partnership, company or association created or organized in the United States or the Laws of the United States, (iv) an estate (other than a foreign estate) or (v) a domestic trust (as defined in Regulation Section 301.7701-7).

[SIGNATURE PAGE FOLLOWS]

49

IN WITNESS WHEREOF, this Limited Liability Company Agreement is executed effective as of the date first set forth above.

CLASS A MEMBERS:

Bender Enterprises, LLC

By: _____
Peter J. Bender, Manager

Schmidion Brewing, LLC

By: _____
Donald G. Schmidt, Manager

VERGE BREWING, LLC,

BY ITS INTITIAL BOARD OF MANAGERS:

_____
Peter J. Bender

_____
Angela Praksti

_____
Mike Praksti

_____
Matt Bender

_____
Donald G. Schmidt

_____
Tyra Schmidt

_____
Madison Schmidt

_____
Phillip Didion

_____
Allen Moellman

SCHEDULE A

MEMBER SCHEDULE

Member/Address	Capital Contributions	Class A Units	Class B Units	Total Units Outstanding	Percentage of Total Outstanding Units
BENDER ENTERPRISES, LLC	$15,000	500	0	500	50%
SCHMIDION BREWING, LLC	$15,000	500	0	500	50%
Total		**1000**	**0**	**1,000**	**100%**

SCHEDULE B

FORM OF JOINDER

VERGE BREWING LLC
COUNTERPART SIGNATURE PAGE

The undersigned, desiring to become a Class B Member and enter into the Limited Liability Company Agreement (the "LLC Agreement") of Verge Brewing LLC, an Ohio limited liability company (the "Company"), hereby executes this Counterpart Signature Page to be attached to the LLC Agreement and agrees to all the terms and provisions thereof and to be bound thereby. The undersigned hereby constitutes and appoints each Manager of the Company, with full power of substitution, his, her or its true and lawful attorney in his, her or its name, place and stead to make, execute, sign, acknowledge, swear to, deliver, record and file any documents or instruments which may be considered necessary or desirable by the Managers to carry out the provisions of the LLC Agreement, including, without limitation, an amendment or amendments to the LLC Agreement for the purpose of adding the undersigned and others as Members in the Company as contemplated by the LLC Agreement (which amendment(s) the undersigned hereby joins in and executes, hereby authorizing this Counterpart Signature Page to be attached to any such amendment(s)) and of otherwise amending said LLC Agreement, from time to time. The power of attorney hereby granted shall be deemed to be coupled with an interest and shall be irrevocable and shall survive the death or incompetency of the undersigned. Execution of this Counterpart Signature Page (and an appropriate subscription agreement, if any) shall constitute execution of the LLC Agreement, and when such page is attached thereto, shall become a part thereof.

IN WITNESS WHEREOF, the undersigned has executed this Counterpart Signature Page to the Limited Liability Company Agreement of Verge Brewing LLC as of _____, 20___.

MEMBER:

_____
(Signature of Member)

Name: _____

_____
(Residence Street Address--See Note Below)

_____
(City   State   Zip Code)

(NOTE: The address given above must be the residence address of the Member.)

WRITTEN ACTION OF THE CLASS A MEMBERS
OF
VERGE BREWING, LLC

Effective as of: July 31, 2019

THE UNDERSIGNED, being all of the Class A Members of **VERGE BREWING, LLC,** an Ohio limited liability company (the "Company"), do hereby take the following actions in writing without meeting, effective as of the date set forth above:

RESOLVED, that the following individuals are hereby appointed to the Company's Board of Manager's:

1. Donald G. Schmidt - Schmidion Brewing, LLC appointee
2. Tyra Schmidt - Schmidion Brewing, LLC appointee
3. Madison Schmidt - Schmidion Brewing, LLC appointee
4. Phillip Didion - Schmidion Brewing, LLC appointee
5. Peter J. Bender - Bender Enterprises, LLC appointee
6. Mike Praksti - Bender Enterprises, LLC appointee
7. Angela Praksti - Bender Enterprises, LLC appointee
8. Matt Bender - Bender Enterprises, LLC appointee
9. Allen Moellman – appointed jointly by Bender Enterprises, LLC and Schmideon Brewing, LLC

IN WITNESS WHEREOF, this Written Action has been executed by all of the Class A Members as of the date first set forth above.

CLASS A MEMBERS:

Bender Enterprises, LLC

By: _____
Peter J. Bender, Manager

Schmidion Brewing, LLC

By: _____
Donald G. Schmidt, Manager

IN WITNESS WHEREOF, this Limited Liability Company Agreement is executed effective as of the date first set forth above.

CLASS A MEMBERS:

Bender Enterprises, LLC

By: _____
Peter J. Bender, Manager

Schmidion Brewing, LLC

By: _____
Donald G. Schmidt, Manager

VERGE BREWING, LLC,

BY ITS INTITIAL BOARD OF MANAGERS:

_____
Peter J. Bender

_____
Angela Praksti

_____
Mike Praksti

_____
Matt Bender

_____
Donald G. Schmidt

_____
Tyra Schmidt

_____
Madison Schmidt

_____
Phillip Didion

_____
Allen Moellman